Exhibit 99.1

GLG LIFE TECH CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

For the Three and Nine Months Ended September 30, 2011

Dated: November 14, 2011

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of GLG Life Tech Corporation is dated November 14, 2011, which is the date of filing of this document. It provides a review of the financial results for the three and nine months ended September 30, 2011 compared to the same periods in the prior year.

This MD&A relates to the consolidated financial condition and results of operations of GLG Life Tech Corporation (“we,” “us,” “our,” “GLG” or the “Company”) together with GLG’s subsidiaries in the People’s Republic of China (“China”) and other jurisdictions. As used herein, the word “Company” means, as the context requires, GLG and its subsidiaries. The common shares of GLG are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol “GLGL”. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of U.S. generally accepted accounting principles (“US GAAP”). These principles differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The differences as they affect the interim financial statements are described in note 2 and note 3 of our consolidated interim financial statements as at and for the three and nine months ended September 30, 2011 as well as in note 26 of the annual consolidated financial statements as at and for the year ended December 31, 2010. This MD&A should be read in conjunction with the interim consolidated financial statements and notes thereto for the nine and three months ended September 30, 2011 as well as the annual consolidated financial statements and notes thereto and the MD&A of GLG for the year ended December 31, 2010. Additional information relating to GLG Life Tech Corporation including GLG’s Annual Information Form can be found on GLG’s web site at www.glglifetech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting period. GLG bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

GLG has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the Company’s performance. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. Where non-GAAP measures are reported, GLG has provided the definition and reconciliation to their nearest GAAP measure in section “NON-GAAP Financial Measures”.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks described herein under the heading “Risks Related to the Company’s Business” and “Risks Associated with Doing Business in the People’s Republic of China” for a discussion of these and other sources of factors underlying forward-looking statements and those additional risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this MD&A might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this MD&A about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

Overview

We are a leading producer of high quality stevia extract. Stevia extracts, such as Rebaudioside A (or Reb A), are used as all natural, zero-calorie sweeteners in food and beverages. Our revenue is derived primarily through the sale of high-grade stevia extract to the food and beverage industry. We conduct our stevia development, refining, processing and manufacturing operations through our five wholly-owned subsidiaries in China. Our operations in China include four processing factories, stevia growing areas across eight provinces, and four research and development centers engaged in the development of high-yielding stevia seeds and seedlings. Our processing facilities have a combined annual throughput of 41,000 metric tons of stevia leaf and 1,500 metric tons of RA 97 or 2,000 metric tons of BlendSureTM.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

The Company also has an 80% interest in Dr.Zhang’s All Natural and Zero Calorie Beverage and Foods Company (“AN0C”) formed in 2010. AN0C is focused on the sales and distribution of consumer food and beverage products in China. These consumer products are sweetened with the Company’s stevia products and have low or zero calories.

Our revenues were $1.7 million for the three months ended September 30, 2011 compared to $20.9 million for the three months ended September 30, 2010. Our revenues were $24.4 million for the nine months ended September 30, 2011 compared to $39.6 million for the nine months ended September 30, 2010.

We had a net loss attributable to the Company of $24.6 million for the three months ended September 30, 2011 compared to a net income of $1.8 million for the three months ended September 30, 2010. We had a net loss attributable to the Company of $42.9 million for the nine months ended September 30, 2011 compared to a net income of $0.1 million for the comparable period in 2010.

Factors Affecting the Company’s Results of Operations

The Company’s operating results are primarily affected by the following factors:

1.	Consumer Demand. The Company believes that consumer demand for stevia-sweetened food and beverage products and tabletop stevia sweeteners will continue to expand as high-purity stevia extracts are positioned to become a leading high-intensity sweetener. High-purity stevia extracts are zero calorie, 100% natural, 200-300 times sweeter than sugar, and does not have the perception of potential health risks that may be associated with artificial sweeteners. Additionally, the Company believes that consumer acceptance of stevia will increase in connection with regulatory approval in the US, EU, China and elsewhere. Media reports on the health risks of sugar consumption is intensifying and the company believes will drive consumer uptake and demand in China for all-natural zero-calorie products. Demand for AN0C’s consumer products may also be very sensitive to external factors such as seasonality and weather. The Company’s results of operations will be affected by consumer acceptance of, and demand for, stevia-sweetened products and the Company’s ability to increase its production capacity in order to meet any increased demand.

2.	Price of Stevia Extract. The Company believes that it will be able to maintain a low cost of production of high-purity stevia extract through process innovation and vertical integration (from seed development to high-purity stevia extract production). By maintaining a low cost of production, the Company believes it will be able to reduce the price it charges for high-purity stevia extract, thereby strengthening the competitive position of high-purity stevia extract relative to other high-intensity sweeteners and sugar.

3.	Raw Material Supply and Prices; Cost of Sales. The price that the Company must pay for stevia leaf and the quality of such stevia leaf affects the Company’s results of operations. The cost and quality of stevia leaf available is driven primarily by the rebaudioside A content contained in stevia leaf and the quality of the stevia harvested during a particular growing period. The key factors driving the Company’s cost of sales include the cost of stevia leaf, stevia leaf quality, salaries and wages of the Company’s manufacturing labour, manufacturing overhead such as supplies, power and water used in the production of the Company’s high-grade stevia extract, and depreciation of the Company’s high-grade stevia extract processing plants. Major factors in the AN0C business include cost trends

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

for PET chips and sugar. As a large proportion of cost of sales for consumer products is packaging, the cost level for PET chips may impact the company’s results of operations.

4.	Seasonality –The harvest of the stevia leaves typically occurs starting at the end of the July and continues through the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs October 1 through September 30 each year. Sales volumes for the first series of products launched by AN0C, ready-to-drink teas, are usually higher in the summer months and peak right before the Mid-Autumn’s Festival and National Holidays in late September or October of each year.

5.	Competition in the Consumer Product Market in China – The level of competition that the company must face in the consumer food and beverage market in China may affect the Company’s results of operations. Promotional and advertising expenditures may be necessary to build and maintain AN0C’s brand awareness and nationwide distribution network. The beverage industry in China is dominated by a few large players that participate in vigorous competition tactics to grow their respective market share. The Company believes that AN0C has a unique product with many unmatched benefits to differentiate itself from competing products and draw consumer interest and demand.

6.	Distribution – The Company believes that national distribution for its AN0C products is a fundamental requirement that needed to be achieved as quickly as possible in order to become the leading brand in China for all naturally sweetened zero-calorie products. Strong relationships between AN0C and its tier I distributors are of key importance to establishing a national distribution network in China. The Company believes that it will continue to sign up new and upgrade existing distribution partners as it increases its store penetration throughout China.

Unfavourable changes in any of these general conditions could negatively affect the Company’s ability to grow, source, produce, process and sell stevia and otherwise materially and adversely affect the Company’s results of operations.

Critical Accounting Estimates and Assumptions

The Company’s significant accounting policies are subject to estimates and key judgements about future events, many of which are beyond management’s control. A summary of the Company’s significant accounting policies is included in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2010.

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to our financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are periodically re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Changes in Significant Accounting Policies

Prior to January 1, 2011, we prepared our consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. Our consolidated interim financial statements for the three and nine months ended September 30, 2011, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained in our consolidated interim financial statements has been recast to reflect our results as if they had been historically reported in accordance with U.S. GAAP. These adjustments resulted in a decrease in deficit of $2,738,562, an increase in common share capital of $57,067, an increase in additional paid-in capital of $1,429,330, and an increase in PP&E of $4,224,959 at January 1, 2011. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2010 in note 26.

Inventory policy

We measure our inventory at the lower of cost or net realizable value (“NRV”) with respect to raw materials, finished goods and work-in-progress. NRV for finished goods and work-in-progress is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

Provisions for excess, obsolete or slow moving inventory are recorded after periodic evaluation of historical sales, current economic trends, forecasted sales, estimated product lifecycles and estimated inventory levels. The accounting estimate related to valuation of inventories is considered a critical accounting estimate because it is susceptible to changes from period-to-period due to purchasing practices, accuracy of sales and production forecasts, introduction of new products, product lifecycles, product support, exchange rates, sales prices new competitive entrants and foreign regulations governing food safety. If actual results differ from our estimates, a reduction to the carrying value of inventory may be required, which will result in inventory write-offs and a decrease to gross margins.

Stock-based compensation

Our accounting estimate related to stock-based compensation is considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common stock on the date of each option grant was determined based on the closing price of common stock on the grant date. Expected option lives are estimated using vesting terms and contractual lives. Expected forfeiture rates and volatility are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Income taxes

We recognize future income tax assets when it is more likely than not that the deferred income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events. If these estimates and assumptions are changed in the future, the value of the future income tax assets could be reduced or increased, resulting in an income tax expense or recovery. We re-evaluate our future income tax assets on a regular basis.

Recognition and impairment of goodwill

Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss. We performed our last goodwill impairment test on September 30, 2011.

Property, plant and equipment and long-lived assets

Intangible assets include customer relationships, patents and technology. Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite.

We evaluate the recoverability of long-lived assets and asset groups whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such a situation occurs, the estimated undiscounted future cash flows anticipated to be generated during the remaining life of the asset or asset group are compared to its net carrying value. When the net carrying amount of the asset or asset group is less than the undiscounted future cash flows, an impairment loss is recognized to the extent by which the carrying amount of long lived assets or asset group exceeds its fair value.

Management’s estimates of product prices, foreign exchange, production levels and operating costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset groups. It is possible that material changes could occur that may adversely affect management’s estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

In June 2011, the FASB provided amendments to ASU Topic 820 requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of them amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Corporate Developments for the Nine months ended September 30, 2011

NEW AGREEMENTS AND COLLABORATIONS

On March 18, 2011 the Company announced the collaboration with International Flavors and Fragrances (“IFF”) to develop the extraction capability for high grade Rebaudioside C extract for use by IFF as a flavor modulator and for the exclusive supply to IFF of such extract.

IFF is a global leader in the creation of flavors and fragrances used in a wide variety of consumer products and packaged goods. GLG and IFF have joined forces to leverage each company’s strengths in order to pursue exploration and commercialization of Rebaudioside C, one of the eleven primary glycosides in the stevia leaf. Research demonstrating the glycoside’s ability as a sweetness modulator in food systems provides a significant market opportunity for the companies.

Found in the by-product of Rebaudioside A production, Rebaudioside C is produced through advanced glycoside isolation and specialized extraction processing. While in itself not a sweetener, Rebaudioside C has been trialed with nutritive sweeteners and shown to enable a 20 to 25 percent reduction in calories.

GLG has four patent applications for the separation methodologies of Rebaudioside C which have been accepted by the State Intellectual Property Bureau of the People’s Republic of China. On June 23, 2011 the Company announced that our refining method for the extraction of high-purity Stevioside (STV), submitted in 2008, has been granted full patent protection by the State Intellectual Property Bureau of the People’s Republic of China. The unique extraction method is an innovative technology that is scalable, allowing the company to produce high volumes of greater than 80% high-purity STV. The Company has also filed a PCT application to attain international patent protection for its BlendSure product and the process used to produce this natural sweetener composition.

On July 18, 2011 the Company announced that the United States Food and Drug Administration (“FDA”) has issued a Generally Recognized as Safe (GRAS) Letter of No Objection for GLG’s high purity stevia extracts: PureSTV™ (Filing No. GRN000348) and BlendSure™ (Filing No. GRN000349). These high purity extracts both contain greater than 95% steviol glycosides.

The Company created a new subsidiary, AN0C Stevia Solutions Company, to focus on providing naturally sweetened zero and reduced calorie food and beverage formulations to customers outside China. The solutions and formulations will be all natural - natural sweeteners, natural flavours and natural colours, for use in zero or low calorie beverage and food products. On August 2, 2011, the Company announced the launch of AN0C Stevia Solutions’ first product line – the Dream Sweetener series. Using GLG’s BlendSure and other natural ingredients, the Dream Sweetener product line (which initially consists of 10x, 30x, 60x, and 100x the sweetness of sugar) was formulated to maintain the best taste while replacing sugar or artificial sweeteners in different beverage and food applications. Core advantages of Dream Sweetener products include: 1) tastes like cane sugar and has no aftertaste, 2) provides a consistent sweetness for much easier formulation for a food and beverage company, 3) easy to handle, unlike typical stevia extracts which come in a light powder form, 4) can reduce the time to market for food and beverage companies since the major formulation challenges (aftertaste & consistency of taste) with high purity stevia extracts have been overcome, and 5) is more cost efficient at large volumes. A patent application for this series of new products is in the process of being

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

filed with the State Intellectual Property Office in China, and AN0C plans to file a PCT application to attain international patent protection for this IP. The all natural products used with BlendSure™ to create the AN0C™ Dream Sweetener products have all been previously certified under the FDA GRAS process.

The Company began marketing its AN0C Stevia Solutions during the third quarter and has subsequently generated considerable interest in its Dream Sweetener and Low Calorie Health Sugar products. These new products are uniquely formulated to provide either zero or lower calorie sweetener solutions that enable Food and Beverage (F&B) companies to substitute their existing high calorie sweeteners without altering their existing formulations and taste. These products represent a major innovation for F&B companies since they can eliminate a lot of the time spent trying to figure out how to mask the aftertaste of stevia. The Company expects revenues to be generated from these new products starting in the fourth quarter.

GLG and its AN0C joint venture business entered into a milestone agreement with the Fengyang County Government (with the support of the Chuzhou City Government of Anhui province in China) that strengthens its consumer products business. Under the agreement, GLG and AN0C agreed to register their headquarters in Xiaogang Village in Fengyang County while maintaining the marketing and sales operation center in Shanghai. The Fengyang government agreed to give the AN0C business nationwide preferred tax treatment through its headquarters. The Fengyang government and the Chuzhou City Government also agreed to proactively assist AN0C in obtaining a RMB one billion credit facility with interest rates discounted from market rates from China financial institutions.

AN0CTM PROGRESS

Since the launch of the AN0C’s original Ready-to-Drink (RTD) teas in March, AN0C has re-introduced its RTD teas in a new custom branded bottle in the third quarter to better differentiate AN0C’s product, and launched six flavours of zero calorie vitamin enriched waters. The new improved taste of AN0C’s RTD teas is sweetened with AN0C Stevia Solution’s Dream Sweetener. Vitamin enriched water is a relatively new beverage category in China, and there are only a few brands on the market. AN0C management expects that this new category needs more time to grow and gain traction in the Chinese beverage market, however, AN0C has brought in new distribution partners that specialize in vitamin enriched waters, and the initial feedback from the market for this product has been encouraging.

National Conference Held in Beijing - On August 29, 2011 AN0C jointly hosted a National Conference in Beijing with the Chinese Government celebrating the success of Xiaogang’s economic progress and AN0C’s major role in its development. Many leading national health experts and representatives of China’s health associations were in attendance in support of contributions from GLG and AN0C towards improving consumer diets, helping combat obesity and diabetes, and promoting overall health and wellness. One of the keynote speakers, Professor Hong Zhaoguang who has over 200 million followers of his books and TV show and is a director of GLG, spoke on the importance of diet to maintain and improve one’s health. AN0C Management also introduced 34 AN0C beverages and two tabletop products, and all participants of the conference were given the opportunity to sample these AN0C products. Members of the Chinese National Olympic Swim team were on hand for the official signing of the two-year exclusive tea sponsorship agreement with AN0C company officials. Under the agreement, AN0C is the exclusive tea sponsor of the China National Swimming Team for a

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

term of two years which includes the 2012 Olympics in London.

OEM Production Issues - In early September, AN0C received complaints from a few of its distributors regarding product packaging and product appearance quality of the RTD tea products being shipped to them. AN0C’s investigation found that two of its main OEM Partner’s bottling plants were responsible for these production issues. Through AN0C and its OEM Bottler’s review in mid-September, it was determined that the potential batches comprised approximately 200,000 cases of RTD tea that had been shipped. The Company and its OEM Partner have jointly visited 90 of AN0C’s approximately 600 distributors affected to review the requested returns. 3,080 cases of these have been found to be substandard by AN0C and the OEM Bottler and will be exchanged for new product. The approximate settlement for the 3,080 cases accepted back from our distributors is CAD $33,300 (RMB 207,391).

Additionally, production of vitamin enriched waters was also impacted by the same OEM production issues. Fortunately these batches were identified at the OEM plant and were not shipped to AN0C’s distributors. Total affected cases of vitamin enriched waters were approximately 85,000 cases which represented a material portion of Q3 expected shipments. Approximately an additional 7,000 cases of AN0C products that were not yet shipped to distributors have been found to be substandard. The approximate settlement for the 7,000 cases is CAD $25,460 (RMB 158,620).

During this investigation, AN0C Management withheld additional RTD tea and vitamin enriched water production orders, as well as orders for their new products, to this OEM Bottler until these production issues were resolved and an agreed settlement for damages was reached. Any production issue that had the potential to negatively impact the brand image required a very conservative approach by the AN0C Management Team since the AN0C products are positioned as a higher quality product than other national brands. It was expected by management at that time that resolution would be reached quickly so orders for additional product could be issued to its OEM Bottler in time for delivery in late September. However, initial resolution on a settlement with AN0C’s OEM Bottler was only reached at the end of September and the final settlement terms were reached recently. As such, no new production orders were issued in time for additional product shipment within the third quarter.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Results from Operations

The following results from operations have been derived from and should be read in conjunction with the Company’s interim consolidated financial statements for the three and nine month periods ended September 30, 2011. The Company has reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation adopted in the current period. Certain prior year’s figures have been recast to conform with U.S. GAAP accounting standards.

In thousands Canadian $, except per share amounts	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Revenue	$1,740	$20,951	(92%)	$24,367	$39,628	(39%)
Cost of Sales	$4,833	$14,006	(65%)	$23,217	$25,867	(10%)
% of Revenue	278%	67%	211%	95%	65%	30%
Gross Profit	($3,093)	$6,945	(145%)	$1,150	$13,761	(92%)
% of Revenue	(178%)	33%	(211%)	5%	35%	(30%)
Expenses	$10,756	$4,267	152%	$31,208	$10,888	187%
% of Revenue	618%	20%	598%	128%	27%	101%
Income (loss) from Operations	($13,849)	$2,678	(617%)	($30,058)	$2,873	(1146%)
% of Revenue	(796%)	13%	(809%)	(123%)	7%	(131%)
Other Income (Expenses)	($12,827)	($1,066)	1103%	($16,164)	($2,907)	456%
% of Revenue	(737%)	(5%)	(732%)	(66%)	(7%)	(59%)
Net Income (loss) before Income Taxes and Non-Controlling Interests	($26,676)	$1,612	(1755%)	($46,222)	($34)	135847%
% of Revenue	(1533%)	8%	(1541%)	(190%)	(%)	(190%)
Net Income (loss) after Income Taxes and Non-Controlling Interests	($24,628)	$1,777	(1486%)	($42,893)	$103	(41744%)
Earnings (loss) per share (Basic & Diluted)	($0.74)	$0.06	(1333%)	($1.35)	$0.01	(13600%)
Total Comprehensive Income (loss)	($13,128)	$315	(4268%)	($33,243)	$1,017	(3369%)
% of Revenue	(754%)	2%	(756%)	(136%)	3%	(139%)
Asset Impairment Losses	$12,189	$0	0%	$12,189	$0	0%
% of Revenue	701%	0%	0%	50%	0%	0%
Consolidated Depreciation & Amortization	$2,714	$2,788	(3%)	$7,142	$7,430	(4%)
% of Revenue	156%	13%	143%	29%	19%	11%
Stock based Compensation	$764	$867	(12%)	$2,386	$2,340	2%
% of Revenue	44%	4%	40%	10%	6%	4%
EBITDA (1)	($8,822)	$6,113	(244%)	($16,789)	$12,481	(235%)
% of Revenue	(507%)	29%	(17%)	28%	31%	(3%)

“EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) Depreciation and amortization expense as reported on the cash flow statement, (2) Other Income (Expenses), (3) Stock-based compensation expense, (4) non-cash asset impairment losses and (5) Non-controlling interest. This might not be the same definition used by other companies. For the discussion of EBITDA, and the reconciliation of EBITDA to net income before taxes and after minority interest under US GAAP, please see ‘Non-GAAP Financial Information”.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

In thousands Canadian $	3 Months Ended Sep 30		9 Months Ended Sep 30
	Stevia	AN0C	Stevia	AN0C
	Business	Consumer	Business	Consumer
		Products		Products
		Business		Business
Revenue	$723	$1,018	$16,961	$7,406
Cost of Sales	$3,892	$942	$16,763	$6,454
Gross Profit (loss)	($3,169)	$76	$198	$952
Gross Profit %	-438%	7%	1%	13%
G&A (cash)	$1,487	$8,290	$6,979	$19,873

EBITDA	($2,776)	($6,046)	($2,021)	($14,769)
EBITDA as a % of revenue	(384%)	(594%)	(12%)	(199%)

Revenue

Revenue for the three months ended September 30, 2011 which was derived from stevia sales and the sale of consumer beverage products was $1.7 million, a decrease of 92% compared to $20.9 million in revenue for the same period last year.

Revenue for the nine months ended September 30, 2011 was $24.4 million compared to $39.6 million for the same period in 2010. The total revenue was composed of $17.0 million for stevia sales and $7.4 million for consumer products sales.

For the three months ended September 30, 2011, the total sales of $1.7 million are composed of stevia sales of $0.7 million and consumer product sales of $1.0 million. Approximately 19% of sales for the three month period are derived from sales denominated in US dollars and 81% are derived from sales denominated in RMB. As at September 30, 2011, 100% of the Company’s sales are in foreign currencies and translated into Canadian dollars for financial reporting purposes.

Stevia Business

Stevia sales of $0.7 million, for the three months ended September 30, 2011 are net of intersegment sales to AN0C (YTD 2011 $1.2 million). Stevia sales for the third quarter 2011 were down by 97% compared to the third quarter in 2010, which was driven by lower demand for the Company’s products during the third quarter from its customers. One of the main issues has been existing inventory levels of stevia extracts at some of its key customers and distributors from previous sales made to them in 2010 and 2011. The end customers had experienced formulation challenges with stevia (aftertaste problems) and this had led to longer R&D projects and product launch delays. The Company expects demand for its products to recover starting in the fourth quarter based on the current customer prospects that it is working on and the new products that it has launched which provide solutions to the stevia formulation problems that the Company previously announced. There were no additional orders from its China partner related to the Healthy Sugar Project for the China Sugar Reserve project; however our partner did successfully complete their first 10,000 metric ton facility in Xiaogang to mass produce the low-calorie healthy sugar. This achievement was a key milestone in proving the scalability

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

of the technology to produce low-calorie health sugar in large scale production environment, which is a requirement to move forward with the China Sugar Reserve project.

AN0C Consumer Products Business

The Company’s consumer products business, AN0C, had sales of $1.0 million in the third quarter of 2011. In the approximately six months of sales activity (end of March through September 30th) AN0C has sold approximately 29.1 million bottles of its RTD teas and 1.3 million bottles of vitamin enriched waters. A series of factors contributed to the reduction in sales in the third quarter. The three major factors that impacted our sales through September 30, 2011 were as follows:

1.
Weather – The summer has been more moderate in China compared to last year and industry wide sales of RTD teas and other beverages that usually sell well during the hot weather were adversely impacted.

2.
OEM Production issues - Production issues from AN0C's main OEM Bottler resulted in complaints from distributors regarding product packaging and product appearance quality of the RTD tea products. Potential batches impacted comprised approximately 200,000 cases of RTD tea that had been shipped. Additionally, 85,000 cases of vitamin enriched waters were also impacted by the same production issues, but fortunately these batches were identified at the OEM plant and were not shipped. In the long term interest of maintaining the high-quality image and reputation of the AN0C brand, additional production orders were withheld until we had the confidence that production issues had been resolved and a fair settlement was reached with our OEM Bottler. AN0C maintained the total number of its Tier I distributors at approximately 600 throughout this OEM production issue, which it expects to leverage for the launch of its new products.

3.
RTD Tea Bottle replacement Program - AN0C re-introduced its RTD teas in a new custom branded bottle in the third quarter to better differentiate AN0C’s product from other competitors’ products. It was initially expected that only July sales would be reduced substantially in order to sell through the inventory of the RTD teas in the old bottles that were currently in retail outlets.  As the unusually cooler weather in China continued through the summer and overall inventory for the industry remained high, the sell through of AN0C’s RTD teas in the old bottles took longer to sell through the Key Account channels (“KA” includes hypermarkets, supermarkets and chain convenience stores) than originally anticipated. As these KA stores have been slower to switch over to the new bottles, shipments of the new RTD teas in August were also lower than expected. The AN0C sales team has recently been able to open up new distribution channels to speed up the sell through of the remaining old bottles, for example, through government organizations.

The average revenue per bottle was higher by 3.8% for the third quarter compared to the second quarter as it reflected the change in product mix and the reduced level of promotional activities that were undertaken in the second quarter to support the launch of the new AN0C brand and the RTD products. The first sales of vitamin enriched waters began in the third quarter, and were on average sold at a higher price than the RTD teas. The objectives of the promotional campaigns were to encourage consumers to try the AN0C beverages through lower retail pricing and to reward our distributors through volume purchases.

AN0C launched its vitamin enriched water in August into 41 major cities, marking AN0C’s entry into a second major beverage category in China. Vitamin enriched water is a relatively new beverage category in China, and there are only a few brands on the market. Although the OEM production issues have impacted a significant

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

portion of vitamin enriched water production, AN0C had brought in new distribution partners that specialize in vitamin enriched waters. AN0C management expects that this new category needs more time to grow and gain traction in the Chinese beverage market, however, the initial feedback from the market for this product has been encouraging.

Cost of Sales

Cost of sales for the three months ended September 30, 2011 was $4.8 million compared to $14.0 million in cost of sales for the same period last year. Cost of sales as a percentage of revenues was 278% compared to 67% in the third quarter of 2010. The prior period does not have any consumer product business reflected as that business only commenced in 2011.

Cost of sales for the nine months ended September 30, 2011 was $23.2 million compared to $25.9 million for the same period in 2010. This was composed of $16.8 million for the stevia business and $6.4 million for the consumer products business.

Stevia Business

For the three months ended September 30, 2011 the cost of sales related to the stevia business was $3.9 million compared to $14.0 million in cost of sales for the same period last year ($ 10.1 million decrease or negative 72%). The 72% decrease is due to the lower volume of extract sold as previously discussed.

Cost of sales for stevia as a percentage of revenues was 538% compared to 67% in the same period last year. The largest impact on the cost of sales as a percentage of revenue was the fixed non-cash amortization charges in cost of sales that were not sufficiently covered by the low amount of revenue generated for the stevia segment and additional charges driven by lower utilization of stevia facilities in the quarter that would ordinarily flow to inventory during periods of higher plant utilization.

The key factors that impact stevia cost of sales and gross profit percentages in each period include:

1.

The price paid for stevia leaf and the stevia leaf quality, which is impacted by crop quality for a particular year/period and the price per kilogram for which the extract is sold. These are the most important factors that will impact the gross profit of GLG’s stevia business;

2.	Salaries and wages of manufacturing labour;

3.

The sale of by-products (also known as co-products) or further processing of by-products into high value added finished goods. Sales of by-products have historically increased the overall gross profit of the stevia business. With the addition of increased finished goods production facilities at Runhao, GLG expects continued processing of these by-products into additional finished products such as high purity RA and STV extracts as well as other finished products;

4.	Other factors which also impact stevia cost of sales to a lesser degree include:

  Water and power consumption;

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

  Manufacturing overhead used in the production of stevia extract, including supplies, power and water;

  Net VAT paid on export sales;

  Exchange rate changes;

  Depreciation and capacity utilization of the stevia extract processing plants; and

  Depreciation of intangible assets related to intellectual property.

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically occurs starting at the end of the July and continues through the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs October 1 through September 30 each year.

AN0C Consumer Products Business

For the three months ended September 30, 2011, cost of sales related to the consumer products business was $0.94 million and includes costs associated with bottling the beverage products, supplies and ingredients used to manufacture the beverages, and shipping the products to the different distribution channels. The average cost of sales per bottle increased 17% in the third quarter compared to the second quarter, as it reflected the addition of the more expensive vitamin enriched waters to the product mix. Product costs represented 83% of the cost of sales for the quarter, down 4% from the second quarter as reduced ingredients costs from refinements in the formulations were offset by higher shipping costs. RTD tea product costs were flat in the third quarter compared with the previous quarter, bottling and packaging costs continue to account for the greatest portion of product costs. RTD tea OEM charges represented 11.7% of its product costs in the third quarter. Starting with our June production run, AN0C has negotiated a 5% reduction in OEM costs. Shipping costs for the quarter represented 16% of cost of sales, which are up from the second quarter as our volume declined. AN0C has lower ingredient costs by utilizing GLG stevia extracts relative to the use of sugar. Higher sugar costs have been often cited by the China beverage industry previously as a cost input that was impacting their margins.

The key factors that impact consumer product cost of sales and gross profit percentages in each period include:

  The price paid for OEM manufacturing and bottling

  Material costs (bottles, caps, labels)

  Ingredient costs

  Shipping costs

Gross Profit

Gross profit for the three months ended September 30, 2011 was negative $3.1 million, a decrease from the $7.0 million in gross profit for the comparable period in 2010. The gross profit margin for the three months period ended September 30, 2011 for the Company as a whole was negative 178% compared to 33% for the three months ended September 30, 2010. The main contributors to the negative gross profit were (1) the high

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

fixed non-cash charges that are allocated to cost of sales each period and sales were not sufficient to contribute enough margin to cover these amortized amounts and, (2) additional charges driven by lower utilization of stevia facilities in the quarter that would ordinarily flow to inventory during periods of higher plant utilization.

Gross profit for the nine months ended September 30, 2011 was $1.2 million compared to $13.8 million for the comparable period in 2010. The gross profit margin decreased to 5% for the nine months ended September 30, 2011 from 35% for the comparable period in 2010. On a disaggregated basis, stevia products had a gross margin of 1% and the consumer products had a gross margin of 12%. Gross profit for the stevia adjusted for nine month capacity charges would have been approximately 12% for the nine month period ending September 30, 2011.

Stevia Business

The decrease in gross profit for the stevia business for the third quarter of 2011 compared to the third quarter of 2010 is driven by the lower sales achieved in the third quarter 2011 compared to the third quarter in 2010. Gross profit was negative in the third quarter 2011 for the reasons described earlier.

AN0C Consumer Products Business

For the AN0C consumer products business the gross profit was $0.08 million or 7.0% of revenues for the third quarter of 2011 compared with 12% for the second quarter. The gross profit margin before shipping costs for AN0C’s beverage sales in the third quarter was 17%, which was lower than the second quarter by approximately 6 percentage points and reflects the higher cost of sales per bottle in the third quarter due to the changing product mix of ready to drink tea and vitamin enriched waters. Vitamin enriched waters had just been launched during the quarter and the costs also reflect the start-up launch of this new product line. Lower advertising and promotional expenses in the third quarter were a result of the successful promotional activities undertaken in the second quarter, which have been effective in increasing the brand awareness necessary for a new company and new brand.

Selling, General, and Administration Expenses

Selling, General and administration (“SG&A”) expenses include sales, marketing, general, and administration costs (“G&A”), stock-based compensation, and depreciation and amortization expenses on long lived assets. A breakdown of SG&A expenses into these components is presented below:

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
G&A Stevia	$1,487	$2,994	(50%)	$6,979	$7,556	(8%)
G&A AN0C	$8,290	$0	100%	$19,873	$0	100%
Stock Based Comp	$764	$867	(13%)	$2,386	$2,340	2%
Amortization Stevia	$178	$406	(56%)	$1,932	$992	49%
Amortization AN0C	$37	$0	100%	$38	$0	100%
Total	$10,756	$4,267	60%	$31,208	$10,888	65%

G&A for the stevia business for the three months ended September 30, 2011 was $1.5 million compared to

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

$3.0 million in the same period in 2010. The decrease of $1.5 million was driven by reductions in promotions cost of the stevia business outside of China, an adjustment for capacity charges from the second quarter to cost of sales, reductions in professional fees and a grant from the Chinese Government for research and development activities in 2011 that was not available in 2010. Management has taken steps to proactively reduce its G&A costs going forward as it works to rebuild its order book. At the end of October, the total number of employees in GLG’s China subsidiaries was 667, which is temporarily reduced by one-third from the 968 employees at the end of September.

G&A for the consumer products business was $8.3 million for the three month period ended September 30, 2011 compared to nil for the same period last year and $10.2 million for the second quarter. This represents a 19% decrease quarter over quarter. 61% of these costs were related to advertising and marketing expenditures to promote the launch of the AN0C brand and business, down from 75% from the second quarter of 2011. AN0C substantially reduced its advertising expenditures by over two-thirds, with TV advertising seeing the largest decrease. This was offset by increases in internet and other advertising, including fees for the Chinese National Olympic swim team exclusive sponsorship, as well as an increase in mass promotional expenses such as posters and displays. The balance of the AN0C G&A costs were related to salary (26%) and other operating costs (13%). As the beverage industry in China enters into a seasonally slower period, AN0C has also reduced its headcount to a core team of 316 at the end of October from 1,360 at the end of September. This measure is expected to significantly reduce the G&A costs for AN0C in the fourth quarter. AN0C management expects to ramp up the sales force as seasonality picks up again.

Stock-based compensation was $0.8 million for the three months ended September 30, 2011 compared with $0.9 million in the same quarter of 2010. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new grants and restricted shares.

G&A related depreciation and amortization expenses for the three months ended September 30, 2011 were $0.2 million which is a decrease of $0.2 million over the $0.4 million at September 30, 2010.

G&A for the stevia business for the nine months ended September 30, 2011 was $7.0 million compared to $7.6 million in the same period in 2010. Overall salaries, travel, marketing promotions costs and promotions costs in 2011 were down by approximately $0.6 million year to date.

G&A for the consumer beverage business was $19.8 million for the nine month period ended September 30, 2011 compared to nil for the prior period. 71% of these costs were related to advertising and marketing expenditures to promote the AN0C brand and business during the launch phase. TV advertising expenditures was the largest component, which centered around AN0C commercials airing on one of the highest viewership timeslots on CCTV, China’s national TV station. The balance of the AN0C G&A costs were related to salary (19%) and other operating costs (10%).

Stock-based compensation was $2.4 million for the nine months ended September 30, 2011 compared with $2.3 million in the same period in 2010. The slight increase is due to the grant of restricted shares and stock options in the second quarter of 2011. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the period, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new grants and restricted shares.

G&A related depreciation and amortization expenses for the nine months ended September 30, 2011 were

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

$1.9 million which is an increase of $0.9 million over the $1.0 million at September 30, 2010.

Other Expenses

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Other Income (Expenses)	($12,827)	($1,066)	1103%	($16,164)	($2,907)	456%
% of Revenue	(737%)	(5%)	(732%)	(66%)	(7%)	(59%)

Other expenses for the three months ended September 30, 2011 was $12.8 million, an $11.8 million increase compared to $1.1 million for the same period in 2010. Other expenses are mainly driven by asset impairment losses of $12.2 million recognized during the quarter (see section asset impairment charges for the period), interest expense that is incurred on the Company’s short term loans held in China and foreign exchange. Interest expense increased by $0.2 million in the three months ended September 30, 2011 compared to September 30, 2010 due to the increase in the short term loan balance in China, combined with an increase in the average interest rate paid on the loans. Interest expense did decrease from the second quarter 2011 by $0.4 million as the amount of loans had been reduced at the start of the third quarter 2011.

Foreign exchange gain for the three months ended September 30, 2011 increased by $0.5 million to $0.5 million gain from $0.05 million gain for the same period in 2010.

Other expenses for the nine months ended September 30, 2011 was $16.2 million, a $13.2 million increase compared to $2.9 million for the same period in 2010. Other expenses are mainly driven by asset impairment losses of $12.2 million recognized during the quarter (see section asset impairment charges for the period), interest expense that is incurred on the Company’s short term loans held in China as well as foreign exchange gain/loss. Interest expense increased by $1.3 million in the nine months ended September 30, 2011 compared to September 30, 2010 due to the higher average short term loan balance in China during 2011 compared to the average balance outstanding in 2010, combined with an increase in the average interest rate paid on the loans. Foreign exchange gain decreased by $0.02 million to $0.11 million compared to a foreign exchange gain of $0.13 million for the same period in 2010.

Asset impairment charges for the period

In light of current economic conditions including the Company’s operating performance to date management conducted a test for impairment of property, plant and equipment. The Company tests for impairment using a two-step process. The first step involves the assessment of probability weighted undiscounted estimated future cash flows attributable to property, plant and equipment and comparison to carrying value. When impairment is indicated by the first step, a second step is carried out to measure the impairment using discounted cash flows to estimate the excess of fair value over carrying value. Based on the current review, management believes there are sufficient opportunities based on probability weighted undiscounted cash flows to support the recovery of the carrying value of property, plant and equipment and no impairment exists.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Impairment of Goodwill

During the period, management concluded there were impairment indicators present for the goodwill asset due to changes to certain external factors as well as the market capitalization of the Company being below book value as of September 30, 2011. As a result, management conducted a test for impairment of goodwill as at September 30, 2011. The Company used a present value technique to discount a series of expected future cash flows for the stevia reporting unit in order to estimate the fair value. When the estimate of fair value was compared to the carrying value it was determined that a non-cash impairment charge of $7,649,321 was required to be recorded against the goodwill asset. The carrying value of goodwill is therefore $nil as at September 30, 2011 and the impairment charge was allocated to the stevia operating segment.

Impairment of Intangible Asset

During the period, management conducted a test for impairment of the customer relationship intangible asset as there was a change in the terms of the agreement. As a result, the Company concluded there was an indicator of impairment present. The Company used a present value technique and applied a discount rate of 14.5% to discount a series of expected future cash flows for this customer relationship asset in order to estimate the fair value. When compared to the carrying value it was determined that a non-cash impairment loss of $4,540,000 was required which was recorded as at September 30, 2011.

As there was an indication of impairment present, the Company also conducted the same test for impairment with respect to the Patents and acquired technologies and determined that there were impairment of these assets present.

Foreign Exchange Gains (Losses)

GLG reports in Canadian dollars but earns revenues in US dollars and Chinese Yuan (“RMB”) and incurs most of its expenses in RMB. Impacts of the appreciation or depreciation of the RMB against the Canadian dollar are shown separately in Accumulated Other Comprehensive income (“AOCI”) on the Balance Sheet. As at September 30, 2011, the exchange rate for RMB per Canadian dollar was 6.1425 compared to the exchange rate of 6.6269 as at December 31, 2010 reflecting an appreciation of the RMB against the Canadian dollar. The balance of the AOCI was $15.3 million on September 30, 2011 compared to balance of $5.7 million as at December 31, 2010.

The foreign exchange gain or loss is made up of realized and unrealized gains or losses due to the depreciation or appreciation of the foreign currency against the Canadian dollar. Foreign exchange gain of $0.5 million, for the third quarter of 2011, increased by $0.4 million compared to a $0.1 million exchange gain for the comparable period in 2010.

The following table presents the exchange rate movement for the Canadian dollar relative to the US dollar and RMB, from December 31, 2007 to September 30, 2011:

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Exchange rates	2011	2011	2011	2010	2010	2009	2008	2007
Noon rate (as compared to the Canadian $)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	31-Dec	31-Dec	31-Dec
U.S. Dollars	1.0389	1.0370	1.0290	1.0054	0.9711	0.9515	0.8166	1.0120
Chinese Yuan	6.1425	6.7024	6.734	6.6269	6.4977	6.5232	5.5710	7.3910

Exchange rates	2011	2011	2011	2010	2010	2009	2008	2007
Noon rate (as compared to the US $)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	31-Dec	31-Dec	31-Dec
Chinese Yuan	6.3814	6.4633	6.5441	6.5911	6.6914	6.8270	6.8223	7.3141

Income Tax Expense

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Income tax recovery (expense)	$496	$165	201%	($417)	$121	(445%)
Income tax expense as a percent of revenue	28.5%	1%	28%	(2%)	0.3%	(2%)

During the three months ended September 30, 2011 the Company recorded income tax recovery of $0.5 million, an increase of $0.3 million compared to the income tax recovery of $0.2 million in the comparable period in 2010.

During the nine months ended September 30, 2011 the Company recorded an income tax expense of $0.4 million compared to income tax recovery of $0.1 million in 2010.

Net Income (Loss) Attributable to the Company

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Net Loss	($24,628)	$1,777	(1486%)	($42,893)	$103	(41744%)
percent of revenue	(1415%)	8%	(1423%)	(176%)	0%	(176%)

For the three months ended September 30, 2011, the Company had a net loss attributable to the Company of $24.6 million compared to a net gain attributable to the Company of $1.8 for same period in 2010. The net change of $26.4 million was driven by: (1) a decrease in gross profit of $10.0 million and (2) an increase in G&A expenses of $6.5 million driven by the marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in other income and expenses of 11.7 million (including asset impairment charges of $12.2 million). These items were offset by the increase in loss attributable to non-controlling interests of $1.5 million and an increase in income tax recovery of $0.3 million.

For the nine months ended September 30, 2011, the Company had a net loss attributable to the Company of $42.9 million, a change of $43.0 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $12.6 million, (2) an increase in G&A expenses of $20.3 million mainly associated with marketing and advertising costs for the start-up of its AN0C joint venture (3) other income and expenses of $13.2 million and (4) an increase in income tax expense of $0.5 million. These items were offset by the increase in loss attributable to non-controlling interests of $3.7 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Comprehensive Income

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Net Loss	($24,628)	$1,777	(1486%)	($42,893)	$103	(41744%)
Other comprehensive income	$11,499	($1,462)	(886%)	$9,650	$914	956%
Total comprehensive income (Loss)	($13,129)	$315	(4273%)	($33,243)	$1,017	(3368%)

The Company recorded total comprehensive loss of $13.1 million for the three months ended September 30, 2011, comprising $24.6 million of net loss attributable to the Company and $11.5 million of other comprehensive income. The Company recorded a total comprehensive income of $0.3 million for the three months ended September 30, 2010, comprised of $1.8 million in net income and $1.5 million in other comprehensive loss.

The Company recorded total comprehensive loss of $33.2 million for the nine months ended September 30, 2011, comprising $42.9 million of net loss attributable to the Company and $9.7 million of other comprehensive income. The Company recorded a total comprehensive income of $1.0 million for the nine months ended September 30, 2010, comprised of $0.1 million in net income and $0.9 million in other comprehensive income.

The Company’s other comprehensive income (loss) is solely made up of the currency translation adjustments recorded on the revaluation of the Company’s investments in our Chinese and Hong Kong subsidiaries. The other comprehensive income (loss) is held in accumulated other comprehensive income until it is realized (i.e. the subsidiaries are sold), at which time it is included in net income (loss).

NON-GAAP Financial Measures

Earnings before Interest Taxes and Depreciation (“EBITDA”) and EBITDA Margin

Consolidated EBITDA

EBITDA for the quarter ended September 30, 2011 was negative $8.8 million, compared to $6.1 million for the same period in 2010. EBITDA for the nine months ended September 30, 2011 was negative $16.8 million compared to $12.5 million for the nine months ended September 30, 2010. The main drivers for the decrease in EBITDA are a) increased SG&A expenses attributable to the start-up of at the Company’s AN0C subsidiary b) lower gross profit (compared to the same period in 2010) for stevia sales.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

In thousands Canadian $	3 Months Ended Sep 30		9 Months Ended Sep 30
	2011	2010	2011	2010
Income (Loss) Before Income Taxes and Non-Controlling Interests	($26,676)	$1,612	($46,222)	($34)
Add:
Asset Impairment Losses	$12,189	$0	$12,189	$0
Net Interest Expense	$1,137	$898	$4,081	$2,863
Depreciation and Amortization	$2,714	$2,788	$7,142	$7,430
Foreign Exchange Loss (Gain)	($503)	($52)	($111)	($135)
Non-Controlling Interests	$1,553	$0	$3,745	$17
Non-Cash Share Compensation	$764	$867	$2,386	$2,340
EBITDA	($8,822)	$6,113	($16,789)	$12,481
EBITDA as a % of revenue	(507%)	29%	(69%)	31%

EBITDA by Segment

Stevia business EBITDA for the three months ended September 30, 2011 was negative $2.8 million compared to $6.1 million in the same period last year. This decrease is driven by lower revenues and gross margin during the third quarter of 2011 compared to the third quarter of 2010. EBITDA for the stevia business for the nine months ended September 30, 2011 was lower at negative $2.0 million compared to a positive $12.5 million for the comparable period in 2010. EBITDA for the AN0C consumer products business was negative $6.0 million for the three months ended September 30, 2011 and negative $14.8 million for the nine months ended September 30, 2011. EBITDA performance in the third quarter reflects the issues that impacted revenue as well as AN0C’s advertising and promotion program to build its brand in the China market as well as encourage the initial purchase of its products by consumers. AN0C Management substantially reduced the level of its advertising expenditures in the third quarter 2011 to better rationalize its marketing budget and the EBITDA loss in Q3 2011 for AN0C was reduced by approximately $2 million compared with Q2 2011.

In thousands Canadian $	3 Months Ended Sep 30, 2011		9 Months Ended Sep 30, 2011
	Stevia	AN0C	Stevia	AN0C
	Business	Consumer	Business	Consumer
		Products		Products
		Business		Business
Income (Loss) Before Income Taxes and Non-Controlling Interests	($18,993)	($7,683)	($27,571)	($18,651)
Add:
Asset Impairment Losses	$12,189	$0	$12,189	$0
Net Interest Expense (Income)	$1,138	($1)	$4,085	($4)
Depreciation and Amortization	$2,677	$37	$7,103	$38
Foreign Exchange Loss (Gain)	($551)	$47	($214)	$103
Non-Controlling Interests	$0	$1,553	$0	$3,745
Non-Cash Share Compensation	$764	$0	$2,386	$0
EBITA	($2,776)	($6,046)	($2,021)	($14,769)
EBITDA as a % of revenue	(384%)	(594%)	(8%)	(37%)

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Summary of Quarterly Results

The selected consolidated information below has been gathered from GLG’s quarterly consolidated financial statements for the previous eight quarterly periods:

In thousands Canadian $, except per share	2011	2011	2011	2010	2010	2010	2010	2009
amounts	Q3[1]	Q2[1]	Q1[1]	Q4[2]	Q3[2]	Q2[1]	Q1[1]	Q4[2]
Revenue	$1,740	$15,213	$7,414	$19,300	$20,951	$10,468	$8,209	$13,264
Gross Profit $	($3,093)	$3,020	$1,223	$3,654	$6,994	$3,619	$3,197	$4,705
Gross Profit %	(178%)	20%	16%	19%	33%	35%	39%	35%
Net income (Loss)	($24,628)	($12,514)	($5,752)	($3,185)	$1,777	($278)	($1,396)	$488
Basic Income (Loss) Per Share	($0.74)	($0.38)	($0.20)	($0.12)	$0.07	($0.01)	($0.05)	$0.02
Diluted Income (Loss) Per Share	($0.74)	($0.38)	($0.20)	($0.12)	$0.07	($0.01)	($0.05)	$0.02

1. Presented in conformity with US GAAP
2. Presented in conformity with Canadian GAAP.
Note: The Company operates in two reportable operating segments, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China and the sale of consumer products in China.

Quarterly Net Income (Loss)

For the three months ended September 30, 2011, the Company had a net loss attributable to the Company of $24.6 million compared to a net gain attributable to the Company of $1.8 for same period in 2010. The net change of $26.4 million was driven by: (1) a decrease in gross profit of $10.0 million and (2) an increase in G&A expenses of $6.5 million driven by the marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in other income and expenses of 11.7 million (including asset impairment charges of $12.2 million). These items were offset by the increase in loss attributable to non-controlling interests of $1.5 million and an increase in income tax recovery of $0.3 million.

The Company had a net loss attributable to the Company of $12.5 million for the three months ended June 30, 2011, an increase of $12.2 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $0.6 million, (2) an increase in G&A expenses of $11.0 million mainly associated with the start-up of its AN0C joint venture, (3) an increase in interest expense and other income/expenses of $1.1 million, and (4) an increase of $1.5 million in income tax expense. These items were offset by the increase in loss attributable to non-controlling interests of $2.0 million.

The Company had a net loss attributable to the Company of $5.8 million for the three months ended March 31, 2011, an increase of $4.4 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.0 million, (2) an increase in G&A expenses of $2.8 million mainly associated with the start-up of its AN0C joint venture, and (3) an increase in interest expense and other income/expenses of $0.4 million. These items were offset by the increase in income tax recovery of $0.6 million and the increase in loss attributable to non-controlling interests of $0.2 million.

There was a net increase in loss of $3.7 million for the three months ended December 31, 2010 compared to the same period in 2009. This net loss was driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, and (4) an increase in other income and expenses of $1.0 million.

The net income increased by $0.4 million to $1.8 million for the three months period ended September 30,

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

2010 in comparison to the net income of $1.4 million for the same period of 2009. This $0.4 million increase in income was driven by: (1) an increase in gross profit of $2.9 million, (2) decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

The net loss was $0.3 million for the second quarter of 2010, which was an increase of $0.7 million in comparison to the net income of $0.4 million for the same period of 2009. This $0.7 million increase in loss was driven by: (1) a decrease in foreign exchange gain by $1.7 million, (2) an increase in general and administrative expenses by $1.2 million, and (3) an increase in interest expense by $0.2 million, which was partly offset by (4) an increase in gross profit in the second quarter 2010 ($2.0 million) and (5) an increase in income tax recovery ($0.4 million) compared to the second quarter of 2009.

The net loss was $1.4 million for the first quarter of 2010 which was a decrease of $0.1 million as compared with a loss of $1.5 million for the same period in 2009. The decrease in loss was driven by: (1) an increase in gross profit in the first quarter 2010 ($2.2 million) compared to the first quarter of 2009, which was partly offset by (2) higher provision for income taxes in the first quarter 2010 (an increase of $1.1 million), (3) an increase in general and administrative expenses ($0.6 million) and (4) an increase in other expenses ($0.4 million).

The net income was $0.5 million for the fourth quarter of 2009 compared with a loss of $7.1 million for the comparable period in 2008. This $7.6 million improvement was driven mainly by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($4.0 million), (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($2.3 million improvement) and (3) a reduction in one time provisions ($3.1 million) which were offset by an increase in G&A expenses ($0.2 million) a net interest expenses increase ($0.4 million) and a net reduction in income tax recoveries ($1.0 million).

Quarterly Basic and Diluted Earnings (Loss) per Share

The basic loss and diluted loss per share was $0.74 for the third quarter of 2011 compared with a basic and diluted income per share of $0.06 for the same period in 2010. For the three months ended September 30, 2011, the Company had a net loss attributable to the Company of $24.6 million. The net change of $26.4 million was driven by: (1) a decrease in gross profit of $10.0 million and (2) an increase in G&A expenses of $6.5 million driven by the marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in other income and expenses of 11.7 million (including asset impairment charges of $12.2 million). These items were offset by the increase in loss attributable to non-controlling interests of $1.5 million and an increase in income tax recovery of $0.3 million.

The basic loss and diluted loss per share was $0.38 for the second quarter of 2011 compared with a basic and diluted loss per share of $0.01 for the same period in 2010. For the three months ended June 30, 2011, the Company had a net loss attributable to the Company of $12.5 million, an increase of $12.2 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $0.6 million, (2) an increase in G&A expenses of $11.0 million driven by the marketing and advertising costs for the start-up of its AN0C joint venture, (3) an increase in interest expense and other income/expenses of $1.1 million, and (4) an increase of $1.5 in income tax expense. These items were offset by the increase in loss attributable to non-controlling interests of $2.0 million.

The basic loss and diluted loss per share was $0.20 for the first quarter of 2011 compared with a basic and

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

diluted net loss of $0.05 for the same period in 2010. The Company had a net loss attributable to the Company of $5.8 million, an increase of $4.4 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.0 million, (2) an increase in G&A expenses of $2.8 million mainly associated with the start-up of its AN0C joint venture, and (3) an increase in interest expense and other income/expenses of $0.4 million. These items were offset by the increase in income tax recovery of $0.6 million and the increase in loss attributable to non-controlling interests of $0.2 million.

The basic loss and diluted loss per share was $0.12 for the fourth quarter of 2010 compared with a basic net income per share of $0.02 and a diluted net income per share of $0.02 for the same period in 2009. The decrease in earnings per share were driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, and (4) an increase in other income and expenses of $1.0 million.

The basic income and diluted income per share was $0.07 for the third quarter of 2010 compared with a basic net income per share of $0.07 and a diluted net income per share of $0.06 for the same period in 2009. The increase in earnings per share was driven by: (1) an increase in gross profit of $2.9 million, (2) a decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

The basic loss and diluted loss per share was $(0.01) for the second quarter of 2010 compared with a basic and diluted net income per share of $0.02 for the same period in 2009. The increase in loss per share for the second quarter 2010 was driven by: (1) an increase in general and administrative expenses and (2) a decrease in foreign exchange gain, which was partially offset by (3) an increase in gross profit in the second quarter 2010 and an increase in income tax recovery compared to the second quarter of 2009.

The basic loss and diluted loss per share was $(0.05) for the first quarter of 2010 compared with a loss per share of $(0.08) for the comparable period in 2009. The decrease in loss per share for the first quarter 2010 compared to the first quarter of 2009 was driven by: (1) an increase in gross profit in the first quarter 2010 compared to the first quarter of 2009, which was offset by (2) higher provision for income taxes in the first quarter 2010, (3) an increase in general and administrative expenses and (4) an increase in other expenses.

The basic earnings per share were $0.02 for the fourth quarter 2009 compared with $0.07 for the basic earnings per share for the third quarter of 2009. The decline in earnings per share for the fourth quarter compared to the third quarter of 2009 can be attributed to: (1) increased number of shares in the fourth quarter due to the NASDAQ public offering of 3.2 million common shares completed in November 2009 ($0.01 per share impact on Q4 EPS result), and (2) a decrease in the fourth quarter net income compared to the third quarter of $0.9 million ($0.04 per share decline in Q4 EPS).

The decrease of $0.9 million in the fourth quarter net income compared to the third quarter can be accounted for as follow: (1) a decrease in foreign exchange gains ($2.5 million reduction) relative to the third quarter; and (2) an increase in SG&A expense of $0.6 million in the fourth quarter relative to the third quarter, which was partially offset by (3) higher gross profit in the fourth quarter ($0.8 million improvement) relative to the third quarter; (4) a higher income tax recovery recognized in the fourth quarter ($1.2 million improvement) relative to the third quarter; and (5) a decrease in interest expense of $0.2 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Capital Expenditures

In thousands Canadian $	3 Months Ended Sep 30		% Change	9 Months Ended Sep 30		% Change
	2011	2010		2011	2010
Capital Expenditures	$1,213	$1,463	(17%)	$6,485	$11,920	(46%)

GLG’s capital expenditures of $1.2 million for the third quarter of 2011 reflected a decrease of 17% in comparison to $1.5 million in the third quarter of 2010. Expenditures for the first nine months were $6.5 million compared to $11.9 million for the same period in 2010, a decrease of 46%. In 2011, the main asset additions were for stevia distillation equipment, the waste water treatment plant, production storage, and security equipment.

Liquidity and Capital Resources

In thousands Canadian $	30-Sep-11	31-Dec-10
Cash and Cash Equivalents	$9,417	$23,817
Working Capital	$36,846	$7,081
Total Assets	$284,948	$281,407
Total Liabilities	$105,474	$129,399
Loan Payable (<1 year)	$72,356	$100,131
Loan Payable (>1 year)	$0	$0
Total Equity	$176,399	$152,004

Cash Flows: Three months ended September 30, 2011 and 2010

Cash used by operating activities was ($9.9) million in the three month period ended September 30, 2011 compared to ($22.6) million in the same period of 2010. Cash generated by operating activities was impacted by lower sales and gross profit and higher SG&A expenses associated with its AN0C joint venture for the quarter ended September 30, 2011 compared to the same period for 2010. This was offset by a reduction in non-cash working capital requirements in the three month period ended September 30, 2011 relative to $27.8 million non-cash working capital used in the 2010 comparable period. The $29.1 million dollar increase in cash provided from non-cash working capital in the three months ended September 30, 2011 compared to the comparative 2010 period, was due to changes in, (1) the decreases in accounts receivable of $13.6 million, (2) the decreases in prepaid expenses of $17.9 million, (3) increases accounts payable and accruals of $1.3 million, and (4) the decrease in interest payable of $0.1 million. These were partially offset by, (5) the increases in taxes recoverable of $2.9 million, and (6) the increases in inventory of $0.7 million.

Cash used by investing activities was $2.4 million during the third quarter of 2011, compared to cash used by investing activities of $2.6 million in the same period in 2010.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Cash used by financing activities was $12.8 million in the third quarter of 2011 compared to cash generated of $32.8 million in the same period in 2010. The increase of cash used by $45.6 million was primarily driven by (a) the net increase of cash used for repayment of short term debt of $50.9 million generated from proceeds derived from issuance of common shares in the first quarter of fiscal 2011, partially offset by; (b) a net decrease of cash used for the repayment of loans to related parties by $3.0 million, (c) cash provided from a contribution from a non-controlling investor in the AN0C segment of the business of $1.8 million, and (d) cash provided from an increase in customer advances of $0.5 million.

Cash Flows: Nine months ended September 30, 2011 and 2010

Cash used by operating activities was $29.9 million in the nine month period ended September 30, 2011 compared to $23.8 million used in the same period of 2010. This decrease in cash generated by operating activities can be attributed to the lower revenues, lower gross profit and higher SG&A expenses associated with its AN0C joint venture for the nine months ended September 30, 2011 compared to the same period for 2010. These uses of cash were offset by a reduction in non-cash working capital requirements in the nine months ended September 30, 2011 relative to $32.9 million non-cash working capital used in the 2010 comparable period. The $27.1 million dollar decrease in cash used from non-cash working capital in the nine months ended September 30, 2011 compared to the comparative period in 2010, was due to changes in, (1) the decreases in accounts receivable of $28.3 million, (2) the decreases in prepaid expenses of $10.9 million and (3) the increases in accounts payable and deferred revenue of $2.7 million and $0.1 million respectively. These were partially offset by, (4) the increases in inventory of $13.7 million, (5) the increases net taxes recoverable of $0.3 million, and (6) the decrease in interest payable of $0.6 million.

Cash used by investing activities was $7.2 million during the first nine months of 2011, compared to cash used by investing activities of $13.1 million in the same period in 2010. In 2011, the asset additions were for stevia distillation equipment, the waste reduction plant at Runhai, storage for liquid production at Runyang, security equipment, and for the cafeteria at Runhao.

Cash generated by financing activities was $22.4 million in the nine months ended September 30, 2011 compared to $46.7 million in the same period in 2010. The decrease of $24.3 million was primarily driven by a) the net increase of cash used for repayment of short term debt of $81.7 million, (b) a net decrease of cash used for the repayment of loans to related parties by $2.8 million, (c) a net reduction of cash received from exercising stock options of $1.3 million, which was partially offset by; (d) $54.2 million of cash provided by the issuance of common shares, (e) an equity contribution by a non-controlling interest of $6.8 million, and (f) cash provided from an increase in customer advances of $0.5 million.

Financial Resources

Cash and cash equivalents decreased by $14.4 million during the nine months ended September 30, 2011. Working capital increased to $36.8 million from the year-end 2010 position of $7.0 million. The working capital increase can be attributed primarily to increases in inventory, prepaid expenses and a net repayment of short term loans which were partially offset by reductions in cash and accounts receivable and an increase in accounts payable.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the annual stevia harvest in China (third and fourth quarter each year), the production output along with the amount of sales conducted during the period. The value of raw material in inventory is the highest in the fourth quarter due to the fact that the Company purchases leaf during the third and fourth quarter for the entire production year which runs October through September each year. The Company’s principal working capital needs include accounts receivable, taxes receivable, inventory, prepaid expenses, and other current assets, and accounts payable and interest payable.

Balance Sheet

In comparison to December 31, 2010, total assets increased by $3.5 million as at September 30, 2011, primarily due to an increase in current assets of $12.6 million, a decrease in capital assets goodwill and intangible assets of $9.1 million. The increase in the current assets was mainly driven by the following:

1.	Increase of $32.8 million in inventory.
2.	Increase in taxes recoverable of $1.3 million, which can be attributed to refundable VAT taxes on the increase in inventory.
3.	Increase in prepaid expenses of $8.8 million, which was driven by both prepayments for AN0C production to contracted OEM bottlers and stevia leaf prepayments.

These were partially offset by:

4.	Decrease of $15.7 million accounts receivable due to the collection of cash in the first nine months of 2011, which related to sales in the fourth quarter of 2010 as well as new sales in 2011.
5.	Decrease in cash and cash equivalents of $14.4 million resulting primarily from the An0c investment and net repayments of short term loans

The increase in property plant, and equipment of $5.6 million in the fixed assets was due primarily to the strengthening of the RMB against the Canadian dollar partially offset by amortization of these assets. The decrease in goodwill and intangibles of $14.7 million was due to the impairment charges recorded during the third quarter (see section asset impairment charges for the period).

Current liabilities decreased by $17.1 million as at September 30, 2011 in comparison to December 31, 2010, driven by a net decrease in short term loans of approximately $27.8 million and a decrease in interest payable of $0.2 million. This was partially offset by the increase of accounts payable of $10.3 million and increases to advances from customers and deferred revenue totaling $0.6 million.

Long term liabilities decreased by $6.5 million due to the reduction of the related party loan which was repaid with the cash collection from accounts receivable, as well as the decrease in the deferred income tax liability.

Shareholders’ equity increased by $27.2 million due to a) the issuance of common shares for the equity financing and stock based compensation of $57.7 million b) the increase in accumulated other comprehensive income of $9.7 million, c) an increase in deficit of $43.1 million, and d) an increase in non-controlling interests of $3.1 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

China Lines of Credit and Short Term Loans

As at September 30, 2011, the Company had the following short term loans balances in China to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interestrate	Lender
			perannum
$1,628,002	10,000,000	October 18, 2011	6.31%	Agricultural Bank of China
488,400	3,000,000	October 27, 2011	6.44%	Agricultural Bank of China
4,884,005	30,000,000	October 28, 2011	6.44%	Agricultural Bank of China
3,256,003	20,000,000	Dec 17, 2011	6.06%	Construction Bank of China
4,884,005	30,000,000	Dec 23, 2011	6.06%	Construction Bank of China
16,280,016	100,000,000	February 25, 2012	7.98%	Bank of Communication
3,093,203	19,000,000	February 27, 2012	7.87%	CITIC Bank
1,628,002	10,000,000	March 28, 2012	7.18%	Agricultural Bank of China
9,768,010	60,000,000	June 9, 2012	6.81%	Agricultural Bank of China
3,256,003	20,000,000	June 16, 2012	6.81%	Agricultural Bank of China
13,024,013	80,000,000	June 20, 2012	6.81%	Agricultural Bank of China
2,767,602	17,000,000	July 25, 2012	7.08%	Agricultural Bank of China
3,256,002	20,000,000	August 26, 2012	7.22%	Bank of China
3,581,603	22,000,000	September 29, 2012	7.22%	Bank of China
$71,794,872	441,000,000

During the period ended September 30, 2011 the Company repaid loans totaling $32,971,667 (219,000,000 RMB). The repaid loans were held by the Bank of Communication in China, the Agricultural Bank of China, and the CITIC Bank and had interest rates ranging from 5.31%-6.12% per annum. The short term loan and bank loans do not have any attached covenants. The assets of the Company’s subsidiaries have been pledged as collateral for the short term bank loans. Land of two subsidiaries has also been used as collateral for the above facilities.

During the second and third quarters, the Company decided to consolidate and restructure its outstanding short term debt and has repaid a portion of the short term loans outstanding in order to reduce its interest costs. The Company plans to utilize a portion of the RMB 1 billion credit facility which was a commitment included in the key agreement signed with the Fengyang County Government and the Chuzhou City Government in June 2011 as required. The credit line will have interest rates discounted to market rates, as

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

well as longer term maturities which are expected to reduce the company’s interest expense on comparable short term loans that it had recently paid down. GLG is currently completing the application process, and expects that the first loan on the credit facility will be available for drawdown before the end of December 2011.

Subsequent to the quarter, the three loans that matured in October 2011 were all renewed with the Agriculture Bank (Total loan amount of RMB 43 Million)

Financial and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents and restricted cash, classified as “held-for-trading”, accounts receivable and certain other assets that are financial instruments, classified as “loans and receivables”, and short term loans, accounts payable, interest payable, advance from customer, due to related party, and non- current bank loan, classified as “other financial liabilities”. The Company currently does not have any hedge instruments.

As at September 30, 2011, the Company recorded cash and cash equivalents at fair value. Recorded amounts for accounts receivable, accounts payable and accrued liabilities, short term loans, interest payable, advances from customers, and due to related party approximate their fair values due to the short term nature of these instruments.

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company’s primary credit risk is on its cash and cash equivalents, restricted cash and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with various financial institutions. Given the current economic environment, the Company monitors the credit quality of the financial institutions it deals with on an ongoing basis.

In the stevia segment the Company has a high concentration of credit risk as the accounts receivable was owed by fewer than ten customers. However, the Company believes that it does not require collateral to support the carrying value of these financial instruments. The carrying amount of financial assets represents the maximum credit exposure. The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis. Based on default rates on customers with receivable balances at September 31, 2011, the Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of a change in foreign exchange rates. The Company conducts its business primarily in US dollars, RMB, Canadian dollars and Hong Kong dollars. The Company is exposed to currency risk as the functional currency of its subsidiaries is other than Canadian dollars.

The majority of the Company’s assets are held in subsidiaries whose functional currency is the RMB. The RMB is not a freely convertible currency. Many foreign currency exchange transactions involving RMB, including foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange. Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates. The Company cannot predict nor give any assurance of its future

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

stability. Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits. The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations in China are considered self-sustaining operations. The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing at the balance sheet date.

As of September 30, 2011, assuming that all other variables remain constant, a change of 1% in the Canadian dollar against the RMB would have an effect on other comprehensive income of approximately $1.3 million (2010 – $1.2 million).

The Company’s USA operations and Canadian operations are primarily exposed to exchange rate changes between the US dollar and the Canadian dollar. The Company’s primary US dollar exposure in Canada relates to the revaluation into Canadian dollars of its US dollar denominated working capital.

As of September 30, 2011, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar against US dollar would have an effect on net income of approximately $0.1 million (2010 - $7 thousand).

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. It is the Company’s intention to meet these obligations through the collection of accounts receivable, receipts from future sales, current cash and cash equivalents, short term investments, available lines of credit in China and possible issuance of new equity or debt instruments.

The Company is dependent on obtaining regular financings in order to continue its expansion programs and repay amounts due under current short term loans. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings on terms acceptable to the Company.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, restricted cash, short term bank loans, and due to related party at September 30, 2011. The interest rates on these financial instruments fluctuate based on the bank prime rate. As at September 30, 2011 with other variables unchanged, a 100-basis point change in the bank prime rate would have a net effect of approximately $629,000 (2010 – $774,649) on net income (loss).

Contractual Obligations

(a)

The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $162,800 (RMB1,000,000).

(b)

The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of $128,600 (RMB790,000) is paid every 10 years.

(c)

The Company entered into a 5-year agreement for office premises beginning June 1, 2011. The annual minimum lease payments are approximately $142,000. The total remaining lease payments for head office premises in 2011 are expected to be $35,422.

(d)	The Company entered into a 2-year agreement for office premises beginning April 2011, located in the Anhui Province of China. The annual minimum lease payments are approximately $173,500

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(RMB1,163,216) per year. The total lease payments remaining in 2011 are expected to be $47,300 (RMB290,800).
(e)

The Company entered into various one year lease agreements for regional sales offices, throughout China. The annual minimum lease payments are approximately $159,000 (RMB975,149) per year. The total payments remaining in 2011 are expected to be $39,700 (RMB243,787).

(f)	The Company entered into various marketing and promotional short term contracts to support the consumer business promotional campaigns. The total payments remaining in 2011 are $1,667,689.
(g)

In April 2008, the Company signed a 20 year agreement with the government of Juancheng County in the Shandong Province of China, which gave exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of $62,331,186 (US$60,000,000) over the 20 year life of the agreement to retain its exclusive rights. As of September 30, 2011, the Company had not made any investment in the region.

The minimum operating lease cash payments related to the above are summarized as follows:

In thousands Canadian $	2011	2012	2013	2014	2015	Thereafter
Operating Leases	$1,953	$384	$191	$147	$148	$319

Capital Structure

Outstanding Share Data as at November 14, 2011

Shares
Common Shares Issued	33,126,634
Reserved For Issuance
Warrants	2,645,000
Stock Options	537,205
Reserved For Issuance - Other	62,500
Total Reserved For Issuance	3,244,705
Fully Diluted Shares	36,371,339

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements.

Transactions with Related Parties

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Company has agreements with Grand Leaf Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

(“BISM”) for executive and management consulting services. These Companies are related as they are owned by senior officials and directors of the Company.

The amount of these transactions and outstanding balances as at September 30, 2011 are as follows:

a)

During the nine months ended September 30, 2011, the Company paid or accrued consulting fees totaling $352,630 (September 30, 2010 - $231,188) for the services provided by Grand Leaf. As at September 30, 2011, there was nil (December 31, 2010 - $367,148) payable to Grand Leaf.

b)

During the nine months ended September 30, 2011 the Company paid or accrued consulting fees of nil (September 30, 2010 - $127,153) and $34,715 (September 30, 2010 - $46,535) to PALCO and AAFAB respectively. As at September 30, 2011 and December 31, 2010 there was nil payable to both PALCO and AAFAB.

c)

During the nine months ended September 30, 2011, the Company paid or accrued consulting fees totaling $22,481 (September 30, 2010 - $50,448) to BISM. As at September 30, 2011 and December 31, 2010 there was nil payable to BISM.

d)

During the nine months ended September 30, 2011, the Company paid or accrued management fees totaling $300,000 (September 30, 2010 - $300,000) to GLG International. As at September 30, 2011 there was $300,000 (December 31, 2010 - $400,000) included in accounts payable to GLG International.

During the year ended December 31, 2010, the Company obtained a US $100,000 loan from a company controlled by a director of the Company. The loan bore interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum and matured June 9, 2011. This loan was repaid with interest in the six months ended June 30, 2011.

During the year ended December 31, 2009, the Company obtained loans totaling US $6,892,000 from the Company’s Chairman and Chief Executive Officer (Lender). The loans bore interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum. The Company used the loan proceeds for corporate working capital purposes and to fund the required initial investment in the Runhao subsidiary in China.

The Company also obtained two new loans from the Lender in the amounts of US $1,500,000 and $700,000 respectively. The loans bore interest at the US dollar prime rate posted by the Bank of Canada plus 4% per annum and had maturity dates of December 1, 2012 and December 23, 2012.

In the nine months ended September 30, 2011, these related party loans and the related interest payments were repaid in full.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Market and Key Markets Outlook

China

China’s Economy Performance to Date and Outlook

According to Xinhuanet.com, Chief of the China Banking Regulatory Commission said in October that China’s foreign trade volume will surpass US$ 3 trillion in 2011, accounting for 10.5% of the world’s total. According to preliminary estimates by National Bureau of Statistics of China (NBSC), gross domestic product (GDP) in the third quarter grew 9.1% year-on-year, slowed down from the growth seen in the first and second quarters of 9.7%, and 9.5% respectively and its slowest expansion since the third quarter of 2009. The preliminary estimates also showed that for the first nine months of this year, GDP grew 9.4% year-on-year and GDP in the third quarter of 2011 went up by 2.3% over the second quarter of 2011.

In a news release on October 18, 2011, NBSC reported that urban and rural residents’ income increased steadily with a higher growth for rural residents. In the first nine months of this year, the per capita total income of urban households was 17,886 yuan, with per capita disposable income of 16,301 yuan, a year-on-year growth of 13.7%, or a real growth of 7.8% after adjusting for inflation. The per capita cash income of rural population was 5,875 yuan, up by 20.7% year-on-year, or 13.6% growth in real terms. The rural wage income growth was 21.9%. GLG and AN0C have worked closely with the Chuzhou City Government and the Fengyang County Government to develop the AN0C business, which creates value for local farmers as well as higher paying regional factory jobs and other work opportunities. The Xiaogang rural development project has become a model for how a rural agriculturally based economy can build a value added industry around an agriculture crop like stevia.

The news release also stated that total retail sales of consumer goods in domestic markets enjoyed a steady growth. In the first nine months of this year, total retail sales of consumer goods reached 13.1 trillion yuan, a year-on-year rise of 17.0%, with the retail sales in urban areas reaching 11.3 trillion yuan, up by 17.1%, and the retail sales in rural areas achieving 1.7 trillion yuan, up by 16.4%.

According to figures released by the Chinese Academy of Social Sciences (CASS) in 2010, about 170 million people have moved to Chinese cities from the country’s rural areas over the last 10 years with the urban middle class reaching over 230 million people, or 37% of the urban population in 2009. CASS forecasts that the middle class could make up over 50% of the urban population by 2023. History has shown that as income grows, quality and convenience will become the dominant theme in the food and beverage markets. As consumers try to maintain a balanced and healthy lifestyle, we believe AN0C products will be at the leading edge of this trend.

In October, CASS adjusted downward China’s 2011 GDP growth estimate to 9.4% from a previous forecast of 9.6%, and forecasted CPI to increase 5.5% for the full 2011 year. Monthly CPI data published by NBSC shows that foodstuffs have seen the highest year-on-year increases. This is directly felt in the food and beverage industry’s input costs, for example, sugar prices in China increased 37% in the third quarter 2011 compared with the third quarter last year. We believe AN0C can leverage the fact that it uses lower cost stevia to sweeten its all-natural zero-calorie products instead of sugar. The inflation rate in July reached a three-year high of 6.5%, and was 6.2% in August. According to China Daily, a vice-director of the National Development and Reform Commission (NDRC), China’s top economic planning agency who spoke at an economic forum on

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

October 22, 2011, commented that the government’s anti-inflation battle has been effective and the growth of CPI will decelerate to less than 5% in the rest of 2011. China’s economic priority seems to be the stabilization of overall price level balanced with steady economic development.

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Zero or reduced calorie consumer products - The Company announced the AN0CTM joint venture in December 2010 and has launched the first six AN0CTM beverage products in late March 2011. AN0C has contributed new revenues in 2011. China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 20171 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China’s food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population and wealth continues to increase.

(2) Industrial sales of stevia extract for use by the food and beverage industry- China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar supply. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion and in 2010 the shortfall was 3 million metric tons of sugar. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

2011 China Sugar Market Update – On September 16, 2011 the China Sugar Reserve auctioned 200,000 metric tonnes of sugar from state reserves that fetched an average price of about CNY7,021 (US$1,099) per metric tonne, according to NDRC. This was the ninth auction held during the 2010/2011 marketing year (October 2010 – September 2011), and according to Dow Jones Newswire, the Chairman of the Guangxi Sugar Association commented that state sugar stockpiles are at the “lowest level in history” after the government has sold 1.88 million tonnes from state reserves in the 2010/2011 year. According to China Sugar Association data, China imported 2.07 million tonnes of sugar in the 2010/2011 year.

_____________________
1 Freedonia Beverage Containers in China Report, May 1, 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Average Quarterly Sugar Prices in China (RMB/tonne)

Source: Bloomberg, CICC Research

China Beverage Industry Outlook2

Overall the China beverage industry, most notably the Ready-To-Drink (RTD) tea market, this year has been materially weaker than originally expected by industry players and analysts. Master Kong, which holds over 50% of the Chinese RTD tea market, commented at the end of August that its 2Q results were weaker than expected and July and August RTD sales growth was also below management expectations. At the Barclay’s Corporate Day held in early September, Master Kong’s management further cited an unusually cool summer in China for a relatively weak recovery in beverage sales in the third quarter. The Barclay research analyst reported that competitive pressure has increased from both existing companies as well as newer entrants in the beverage market in China. Uni-President, the second largest RTD tea manufacturer in China with over 20% market share, recently reported third quarter beverage results that were weaker than expected due to a further slowdown at RTD tea and expects fourth quarter revenue growth for RTD tea to remain under pressure. Citi’s research analyst in a mid-October report commented that channel checks suggested slow sales and channel inventory in China’s soft drinks market. Fourth quarters are traditionally seasonally weak, however, an early Chinese New Year in 2012 may pull some sales forward into the fourth quarter of 2011.

According to a Euromonitor report in February, China’s soft drinks market has an expected CAGR of 9.5% for the period of 2010-2015, with 2011 volume growth expected at almost 11% year-over-year. However, the rise in the CPI so far in 2011 has led to a significant increase in the costs of raw materials and labour. As a result, manufacturers’ profit margins are under pressure. The intense competition within the industry has made it difficult for manufacturers to increase prices, therefore, they are instead making changes to packaging to relieve the cost pressure. One packaging trend has been the use of less plastic, which results in thinner bottles and reduces its cost. PET costs, which is the main raw material used to make plastic bottles and is the largest cost in the RTD beverage product, has moderated recently but is still substantially higher than the previous year. Another trend is the introduction of new slimmer and taller packaging, which effectively

_____________________
2Euromonitor, Soft Drinks – China Report, February 2011

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

reduces the size of the bottle and indirectly raises prices. However, many products are “me-too” products that have similar packaging designs that are hard for consumers to differentiate. AN0CTM recently launched new custom branded bottles to better differentiate from other competitors’ products, and maintained the original 500ml size. For other beverage companies, another large cost component is sugar which has also increased drastically over the past two years. AN0C’s value proposition of all-natural zero-calorie sweetener has the benefit of using stevia and allows AN0C to avoid the high sugar costs.

However, AN0C products have not been able to avoid being adversely affected by the other industry-wide factors such as reduced consumer demand in June through August driven by a cooler summer that have impacted the entire industry, most notably the largest players in the China beverage industry who represent over 70% of the product volume. Given the background of softer industry demand and high competition for the RTD Tea market in China, AN0C’s products have still made a strong impact on the market and management remains confident that their products and brand are well received by the market. For example, in a consumer survey conducted in 20 target cities from June 25–July 3, about half of the over 1,300 participants link the AN0C brand to the key messages of zero-calorie and non-fattening. Furthermore, the same survey reported that over 10% of participants replied that their next RTD tea purchase would be an AN0C product.

Healthier beverages and food is the one trend that is common throughout China, from consumers in East China who typically have higher incomes and more exposure to foreign markets, to consumers in Southwest China who have a longstanding habit of tea drinking, to consumers in Northeast China, where in large cities such as Beijing consumers are increasingly willing to pay higher prices for buying in convenience stores. According to Euromonitor, sales growth of traditional carbonates has slowed because of its unhealthy image and manufacturers have emphasized more on the functional or healthy features of their products, such as low sugar, low calorie content, added vitamins or being free of additives. AN0CTM is the only nationally distributed brand in China with all naturally sweetened zero-calorie products. AN0CTM has already launched RTD teas and vitamin enriched waters, and expects to launch additional products to cover six traditional beverage categories (ready-to-drink teas, vitamin enriched waters, carbonated soft drinks, juice milk, children’s beverage products, herbal teas), two functional beverage categories (anti-aging and detoxification), as well as tabletop sweeteners.

The focus on the AN0CTM brand from an overall brand concept perspective, rather than on a product basis, means that we are able to leverage brand recognition across all our product lines. We believe consumers are becoming aware that AN0C stands for a line of “naturally sweetened, zero calorie” beverage products that are better for you. AN0C’s marketing and sales strategy is very cost effective compared to the strategies typically followed by beverage companies in China. AN0C’s products are all being marketed under one AN0C brand rather than individual SKU marketing and sales as other companies have done in the past. From the beginning, AN0C’s goal was to be the number one all-natural zero calorie beverage and food brand in China, and AN0C management knew that national distribution for AN0C products was a fundamental requirement that needed to be achieved as quickly as possible. Early on in 2011, AN0C secured national distributors such as Walmart, Carrefour, Metro and Tesco to carry its products. According to Euromonitor, cooperating with large-scale retailers, such as Wal-Mart and Carrefour, to develop modern sales channels has become one of the key factors of successful distribution in China. Euromonitor reported that the sales share of different retail channels is gradually changing, as supermarkets and hypermarkets become more popular. Consumption habits are changing, with some consumers believing that products sold at supermarkets are safer and also cheaper than in other channels.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China. The Company signed a number of these distribution agreements in 2010 for South America, Australia, New Zealand, Mexico, the US, India and the Middle East. These distribution agreements are expected to contribute to stevia revenues outside of China in 2011 and beyond. The number of agreements has increased during the first quarter of 2011 with agreements being signed with M. Cassab for Brazil and Argentina and International Flavour and Fragrances. With the recent approval of stevia by the European Commission on November 11 and products allowed in the EU marketplace starting December 3, GLG’s distributor network is ready to do business throughout the EU. The Company has signed seven ingredient distributors who are responsible for broad coverage across the region with a focus on their specialty in the food and beverage industry. These long-term distributor agreements will secure an dynamic sales network set to reach out to a brand new market for the company’s high-purity all-natural stevia extracts across Europe. Management also expects a positive regulatory ruling in India for the use of stevia as a sweetener in 2011. Under the terms of the Company’s Strategic Alliance Agreement with Cargill, the parties agreed to negotiate certain provisions of the agreement during 2011. The parties have agreed that the exclusivity obligations of both parties and the parties’ product supply, sourcing and purchase obligations will not continue beyond September 30, 2011. As a result, GLG is now free to offer all its high-purity extract products to multinational food and beverage companies headquartered in the US and EU, and is no longer required to offer the right of first refusal on new products developed to Cargill. All other terms of the 10-year renewable agreement remain in place. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

The Company’s new initiative, AN0C Stevia Solutions, has generated significant interest in our international stevia business and management expects AN0C Stevia Solutions to increase the speed at which food and beverage customers will launch products. Through this new company, we are providing turn-key formulations for our beverage and food products to international food and beverage companies.

Business Outlook Summary

1.	World sugar prices were close to 30 year record high prices at the start of 2011 (approximately $700 per tonne) and have remained in the range $600 to $800 per tonne for the past nine months. We believe in the long term that sugar prices will remain high driven by supply shortages and material increases in demand.
2.	Shortages for sugar continue to occur in some key markets such as China and Indonesia, resulting in higher ingredient prices that food and beverage companies will need to pay.
3.	Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions. We are now seeing government policy in China starting to come into place such as the Capital Municipal Health Bureau in Beijing that will be focusing on decreasing student obesity rates through a variety of new initiatives including ensuring healthier foods and drinks to be served at the schools.
4.	New markets for stevia are expected to open up late in 2011 including the European Union and India.
5.	We are seeing a slower rate of product launches in North America as we originally expected.
6.	We are seeing a slower rate of product launches in Mexico, Central and South America than we originally expected in 2011.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

7.	We expect that our focus on China and surrounding Asian markets will lead to higher rates of growth than in North America.

As a result of these key trends and issues, the Company sees long term growth ahead for its products. The Company further expects the majority of its revenue growth to come from China in 2011 and beyond. Other markets have moved slower in 2011 than we originally expected, however our success with our consumer products in China is starting to positively influence the other markets where we operate. For example, the Company is able to demonstrate its success in formulating all-natural zero-calorie drinks through its current AN0C products to international food and beverage customers. A key new initiative that has generated significant interest in our international stevia business and that we expect will increase the speed at which food and beverage customers will launch products is our AN0C Stevia Solutions Company. Through this new company, we are providing turn-key formulations for our beverage and food products to international food and beverage companies. We are already working on opportunities in India, the Middle East, Asia, EU and Latin America, and we expect to further increase activities in the other markets that we currently serve.

Financial Guidance Change

To better address a longer-term perspective on GLG and AN0C’s performance, we are modifying the Company’s guidance policy. The continued turmoil in the financial markets and high degree of uncertainty in the economy in general makes it particularly difficult to predict the timing of the Company’s sales, therefore, management has decided to temporarily discontinue providing formal financial guidance on revenues, EBITDA and capital expenditures. We will continue to offer longer-term directional indications with a primary focus on growth drivers and relevant factors. The Company remains committed to high levels of disclosure and transparency.

Stevia Business

GLG’s Chinese partner has completed the first 10,000 metric tonnes of Low-Calorie Healthy Sugar production line which was completed in mid-October 2011. Completion of this facility is an important milestone in advancing the Healthy Sugar opportunity with the China Sugar Reserve, as it demonstrates the scalability of its production technology. The Company has filled a $7 million order to its Chinese Partner related to the China Sugar Reserve opportunity in the second quarter. Our Chinese partner is in the process of planning the next phase of Healthy Sugar capacity with the construction of an additional 50,000 MT line currently scheduled for 2012. The Company’s confidence in the project remains high for the following reasons:

1.	Talks with CSR have indicated their strong interest in moving this project forward.
2.	Our Chinese partner took material much earlier in 2011 than we originally expected for the CSR project.
3.	China’s sugar prices remain high and the shortage of sugar in China has continued in 2011
4.	The success of the AN0C consumer products is starting to have the desired effect of increasing interest in sweetening food and beverage in China with stevia.
5.	China’s media are putting out more and more articles about the dangers of consuming too much sugar.
6.	Policies such as Municipal Capital Health targeting healthier foods and beverages in schools in Beijing to reduce childhood obesity.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

Markets outside of China including the US, Mexico, South America, and Australia have been active with customer projects, however, the time that it is taking to convert projects into launched products is taking longer than originally anticipated. Therefore, distributors are taking longer to work through product inventories delivered in the fourth quarter of 2010, and we are decreasing our revenue expectations in 2011 from those customers as a result. A key to future revenue generation will be the products and solutions of AN0C Stevia Solutions. We are seeing interest from a number of existing customers and international companies as they look to overcome some of the traditional challenges in formulating with stevia. We expect AN0C Stevia Solutions to accelerate stevia sales going forward as they can offer significant advantages to a company looking to formulate good tasting beverage and food products.

Other key assumptions include raw sugar prices remaining in the range of $600 to $800 per metric tonne and the RMB to USD exchange rate declining approximately 3% in 2011. The Canadian dollar to the US dollar exchange rate is assumed to be at par for the year.

Margins are expected to improve with the expected introduction of Huinong 2 (“H2”) special leaf variety in the 2011 harvest year. It is expected the Company will grow 100% of its stevia leaf requirements in 2011 with the H2 strain. As previously announced, the H2 strain is expected to deliver reduced stevia leaf processing costs starting in late third quarter 2011. Huinong 3 (“H3”) and Huinong 4 (“H4”) will be available for planting in the 2012 growing season, providing GLG with a significant cost reduction in its production of high-purity stevia extracts next year and beyond. The H3 plants have approximately 76% RA in the plant leaf, which is 26% higher than the first generation (H1) seeds, and will generate 46% more leaf per acre than the earlier H1 plants as well. H4 results show a 16% increase in leaf yield over the H3 plants, while maintaining a similar 76% RA content. Inflation in China has impacted our salary costs in our stevia business which has resulted in higher G&A costs incurred to date and we anticipate those costs to be higher than forecast for the balance of 2011.

AN0CTM Consumer Products Business

With the successful launches of our RTD tea and vitamin enriched water products, we plan to roll out additional SKU’s across six major beverage categories, plus functional (health) and tabletop sweetener products. AN0C has launched a zero calorie tabletop product subsequent to the third quarter through existing and new distribution channels. AN0C expects to launch two two categories of functional drinks in the fourth quarter of 2011.

New products beyond 2011 in the pipeline include carbonated soft drinks, juice milk, children’s beverage products, and herbal teas. The launch of the majority of these products is expected to occur in the spring of 2012 prior to the start of the next peak summer season. The Company plans to leverage its existing brand equity investment as well as its distribution channels to launch these products more quickly into the market. AN0C’s pricing policy is to maintain a 10% to 15% premium over the leading national brands, as consumers in China perceive them to be of a higher quality than comparable national brands on the market that are sugar sweetened.

AN0C’s EBITDA have been impacted by higher operating costs due to China’s inflation as well as higher advertising expenditures. An official at China’s State Information Center expects the consumer price index to rise 5.5% for the full year of 2011 and increase by 4% next year. Input costs such as PET chips for AN0C’s bottling costs and fuel and transportation costs may also impact the product gross margins. AN0C’s first priority for the development of the AN0CTM business is to take a leading position in the marketplace and to build the number one brand for consumer products in the all-natural, zero-calorie food and beverage sector. This was the most important objective for AN0CTM in the initial phases, rather than EBITDA generation.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

International Financial Reporting Standards ("IFRS")

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as GLG, to file with Canadian securities regulators financial statements prepared in accordance with US GAAP. As such, the Company began reporting under U.S. GAAP beginning January 1, 2011.

In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for US issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

Disclosure Controls and Internal Controls over Financial Reporting

The Company did not make any significant changes in internal controls over financial reporting during the most recent period ended September 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information relating to the Company, including its consolidated subsidiaries, is made known to senior management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, is also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and the requirements of the Securities and Exchange Commission in the United States, as applicable.

A summary of the Company’s regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 45 and page 46 of the Company’s MD&A for the three and twelve months ended December 31, 2010.

It should be noted that while the officers of the Company have certified the Company’s period-end filings, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or implemented, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks Related to the Company’s Business

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects. A prospective investor should carefully consider the risk factors set out below and consult

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

with his, hers or its investment and professional advisors before making an investment decision. There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects. In that case, the trading price of the common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

There are a number of risk factors that could materially affect the business of GLG, which include but are not limited to the risk factors set out below. The Company has been structured to minimize these risks as best possible. More details about the following risk factors can be found in the Company’s Annual Information Form filed on SEDAR at www.sedar.com.

  Intellectual Property Infringement

  Product Liability Costs

  Manufacturing Risk

  Inventory Risk

  Customer Concentration Risk

  Competition

  Government Regulations

  Consumer Perception of Products

  Changing Consumer Preferences

  Market Acceptance

  Dependence on Key Personnel

  Volatility of Share Prices

  Risks Related to Using a Third-Party Manufacturer

Risks Associated with Doing Business in the People’s Republic of China

The Company faces the following additional risk factors that are unique to it doing business in China. More details about the following risk factors can be found in the Company’s Annual Information Form.

  Government Involvement

  Changes in the Laws and Regulations in the People’s Republic of China

  The Chinese Legal and Accounting System

  Currency Controls

  Additional Compliance Costs in the People’s Republic of China

  Difficulties Establishing Adequate Management, Legal and Financial Controls in the People’s Republic of China

  Capital Outflow Policies in the People’s Republic of China

  Jurisdictional and Enforcement Issues

  Political System in the People’s Republic of China

Additional Information

Additional information relating to the Company is available on its website (www.glglifetech.com), in its Annual Information Form available on SEDAR (www.sedar.com).